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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------

                                Mar Ventures Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55261N 10 7
          -----------------------------------------------------
                                 (CUSIP Number)

                                Robert B. Suydam
                                  PinOak Inc.
                    5037 South Oak Court, Littleton, CO 80127
                                 (303) 825-3748
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 6, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      2   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PinOak Inc    (84-1000537)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     1,300,000
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     1,300,000
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      3   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         (a)      Name and address of principal executive offices of issuer:

                  Mar Ventures Inc.
                  1675 Broadway, Suite 1150
                  Denver, Colorado  80202

         (b)      Title and class of equity securities:

                  Common Stock, par value $.001 (the "Common Stock")

Item 2.  Identity and Background.

         (a)      Name of person filing:

                  PinOak Inc. ("PinOak") (84-1000537)

                  This Schedule 13D also is filed on behalf of the directors, officers and sole shareholder of PinOak set forth in Exhibit A hereto. PinOak Inc. and each of the directors, officers and sole shareholder of PinOak are referred to collectively as the "Reporting Persons" and individually as a "Reporting Person."

         (b)      Principal business:

                  PinOak is an oil and gas exploration company.

         (c)      Address of principal business and principal office:

                  5037 South Oak Court
                  Littleton, Colorado 80127

         (d)      Criminal proceedings:

                  None of the Reporting Persons has been, during the last five years, convicted in any criminal proceeding.

         (e)      Civil Proceedings:

                  None of the Reporting Persons has been, during the last five years, a party to any civil proceedings or a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

         (f)      State of organization:

                  Colorado

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      4   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------


Item 3.  Source and Amount of Funds or Other Consideration.

         The Issuer purchased, on August 6, 1997, all the interest in PYR Energy, LLC ("PYR"), an oil and gas exploration company, in exchange for 4,000,000 shares of the Issuer's Common Stock. PinOak received 1,300,000 shares of the Issuer's Common Stock in that transaction as a result of PinOak's ownership of 32.5 percent of the ownership interests in PYR immediately prior to the transaction..

Item 4.  Purpose of the Transaction.

         PinOak acquired the shares of the Issuer's Common Stock included in this Schedule 13D for investment purposes. Robert B. Suydam, the President of PinOak, has been appointed Secretary of the Issuer. PinOak does not have any plans or proposals, other than as set forth in this
         Item 4, that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 or Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

         (a)      Number of shares beneficially owned:

                  1,300,000 shares of Common Stock.

                  Percent of class:

                  14.2% (The Issuer has 9,154,804 shares of Common Stock outstanding based on information obtained from the Issuer's transfer agent on August 8, 1997).

         (b)      Sole power to vote, direct the vote of, or dispose of shares:

                  1,300,000 shares of Common Stock.

         (c)      Recent transactions:

                  Not applicable.

         (d)      Rights with respect to dividends or sales proceeds:

                  Not applicable.

         (e)      Date of cessation of five percent beneficial ownership:

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There is not any contract, arrangement, understanding or relationship between Mr. Singdahlsen and any third party with respect to the securities of the Issuer.

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      5   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits.

         Exhibit A - The name, citizenship, office, business address and present principal occupation of each of the sole shareholder, directors and officers of PinOak.

         Exhibit B - An agreement pursuant to which each of the Reporting Persons agrees in writing that this Schedule 13D is filed on behalf of each Reporting Person.

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      6   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------


                                    EXHIBIT A

             SOLE SHAREHOLDER, DIRECTORS AND OFFICERS OF PINOAK INC.

     Information concerning each of the sole shareholder, directors and officers of PinOak Inc. is set forth below. Each of the persons listed below is an United States citizen.

Name:                             Adele K. Suydam - sole shareholder and
Secretary

Address:                          5037 South Oak Court, Little, CO 80127

Principal occupation:             Business Manager of Town Hall Arts Center

Name, principal business and
address of corporation or other
organization in which
employment is conducted:          Town Hall Arts Center is an art gallery and
                                  theater and its address is 2450 W. Main, Littleton, Colorado 80120.


Name:                             Robert B. Suydam - President

Business address:                 1675 Broadway, Suite 1150, Denver, CO
80202

Principal occupation:             Vice President Geology of PYR Energy,
                                  LLC ("PYR"), and Secretary of the Issuer.

Name, principal business and
address of corporation or other
organization in which
employment is conducted:          The Issuer is an oil and gas exploration
                                  company. PYR is an oil and gas exploration company that is wholly owned by Issuer. The address of the Issuer and PRY is 1675
                                  Broadway, Suite 1150, Denver, CO  80202.


Name:                             Charle S. Jacobs - Director

Address:                          10184 S. Woodrose Lane, Highlands Ranch,
Colorado 80106

Principal occupation:             Physical Therapist at Childrens Hospital

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      7   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------

Name, principal business and
address of corporation or other
organization in which
employment is conducted:         Childrens Hospital is a medical care facility
                                 and its address is 1056 E. 19th Avenue, Denver,
                                 Colorado 80218.

Name:                            James D. Suydam - Director

Address:                         2617 Custer Avenue, Billings, Montana 59102

Principal occupation:            Manager of Kinkos in Billings, Montana

Name, principal business and
address of corporation or other
organization in which
employment is conducted:         Kinkos is a company that provides copying and

                                 printing services, and its address is 821 North 27th, Billings, MT 59101.

                                   SCHEDULE 13D

CUSIP No.  55261N  10  7                        PAGE      8   OF   9  PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------


                                    EXHIBIT B


                                    AGREEMENT

         The undersigned hereby agree that the Schedule 13D, to which this Agreement is attached as Exhibit B, shall be filed on behalf of each of the undersigned. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute a single instrument.


                                             PINOAK INC.



Date:  August 14, 1997                       By:  /s/ Robert B. Suydam
                                                -------------------------------
                                                 Robert B. Suydam, President


Date:  August 14, 1997                          /s/ Adele K. Suydam
                                               --------------------------------
                                                Adele K. Suydam


Date:  August 14, 1997                          /s/ Charle S. Jacobs
                                               ---------------------------------
                                               Charle S. Jacobs


Date:  August 14, 1997                         /s/ James D. Suydam
                                              ----------------------------------
                                              James D. Suydam


Date:  August 14, 1997                         /s/ Robert B. Suydam
                                              ----------------------------------
                                              Robert B. Suydam

CUSIP No.  55261N  10 7                        PAGE      9  OF     9  PAGES
          ---------------                              -----     -----


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 14, 1997                     PINOAK INC.



                                    By  /s/  ROBERT B. SUYDAM
                                      ------------------------------------------
                                      Robert B. Suydam, President







Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).